Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Computation of Earnings Per Share
(In thousands, except per share data, unaudited)

	Three Months ended September 30,		Nine Months ended September 30,
	2007	As Adjusted 2006	2007	As Adjusted 2006
Basic
Earnings:
Net income attributable to common shareholders	$2,969	$5,992	$10,204	$16,873

Shares:
Average common shares outstanding	8,174	9,279	8,106	9,219

Basic earnings per common share	$0.36	$0.65	$1.26	$1.83

Assuming full dilution
Earnings:
Net income attributable to common shareholders	$2,969	$5,992	$10,204	$16,873

Shares:
Average common shares outstanding	8,174	9,279	8,106	9,219
Potentially dilutive common shares outstanding	595	414	548	429
Diluted average common shares outstanding	8,769	9,693	8,654	9,648

Diluted earnings per common share	$0.34	$0.62	$1.18	$1.75

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and 2007 Stock Incentive Plan.